Exhibit 99.3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION

RESULTS OF OPERATIONS

Six months ended June 30, 2023 and 2022

Research and Development Expenses. Research and development, or R&D expenses increased by approximately 9% to approximately $15.2 million for the first six months of 2023 from approximately $14.0 million for the comparable period of 2022. The increase is mainly due to lower amortization of the deferred participation in R&D expenses following the termination of the agreement with Bristol Myers Squibb in the third quarter of 2022 and an increase in preclinical and CMC activities associated with COM503, offset by a decrease in clinical trial expenses, in headcount and by currency exchange effect. R&D expenses, as a percentage of total operating expenses, increased to 75% for the first six months of 2023 from 71% for the comparable period of 2022.

Marketing and Business Development Expenses. Marketing and business development expenses decreased by approximately 65% to approximately $0.2 million for the first six months of 2023 from approximately $0.5 million for the comparable period of 2022. The decrease is mainly due to headcount reduction. Marketing and business development expenses, as a percentage of total operating expenses, decreased to 1% for the first six months of 2023 from 2% for the comparable period of 2022.

General and Administrative Expenses. General and administrative expenses decreased by approximately 4% to approximately $5.0 million for the first six months of 2023 from approximately $5.2 million for the comparable period of 2022. The decrease is mainly due to a reduction in the cost of our D&O insurance premium and currency exchange effects. General and administrative expenses, as a percentage of total operating expenses, decreased to 24% for the first six months of 2023 from 26% for the comparable period of 2022.

Financial and other Income, Net. Financial and other income, net, were approximately $1.7 million for the first six months of 2023 compared with approximately $0.8 million for the comparable period of 2022. The increase is mainly due to increased interest income due to higher interest rates in the market, offset by a lower level of cash and deposit balances and by currency exchange effects.

LIQUIDITY AND CAPITAL RESOURCES

Net Cash Used in Operating Activities. Net cash used in operating activities was approximately $18.6 million in the first six months of 2023 compared with approximately $20.7 million in the comparable period of 2022. The lower net cash used in operating activities during the first six months of 2023 is mainly due to the lower level of cash expenses related to clinical, other R&D activities and headcount compared to the first six months of 2022.

Net Cash Provided by Investing Activities. Net cash provided by investing activities during the first six months of 2023 was approximately $23.5 million compared with approximately $20.2 million in the comparable period of 2022. Changes in net cash provided by investing activities is mainly due to changes in the level of cash deposited or withdrawn from bank deposits and due to investments in marketable securities. Net cash provided by investing activities is dependent on capital raising, cash needs to fund our operating activities and changes in the level of the Company’s cash and cash equivalents.

Net Cash Provided by Financing Activities. Net cash provided by financing activities was $1.4 million in the first six months of 2023 compared with $0.4 million in the comparable period of 2022. The net cash provided in the first six months of 2023 is due to net proceeds received from sales of ordinary shares in the first six months of 2023 under the Company’s existing at the market offering facility pursuant to a sales agreement with Leerink Partners, compared to proceeds received from exercise of employee share options and ESPP shares in the comparable period of 2022.

Net Liquidity. Liquidity refers to liquid financial assets available to fund the Company’s business operations and pay for near-term obligations. These liquid financial assets mostly consist of cash and cash equivalents, as well as short-term bank deposits and investment in marketable securities. As of June 30, 2023, the Company had total cash, cash equivalents, restricted cash, short-term bank deposits and investment in marketable securities of approximately $66.5 million.